# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BEST SPAC I Acquisition Corp., CIK 0002051587
CUSIP: G1069P103
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 701, 7/Floor, United Building, 17-19 Jubilee Street, Hong Kong, China (F4), 0000
Date of event which requires filing of this statement: 09/29/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002153415

## Reporting persons
- Yun Chen: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On September 29, 2026, Naoda Investments Limited, of which Mr. Yun Chen serves as the sole director, sold 100% of its interests in BEST SPAC I (Holdings) Corp., the sponsor of the Issuer, to A SPAC (Holdings) Group Corp. Mr. Chen was previously deemed a beneficial owner of the Issuer's securities by virtue of having shared voting and dispositive power over the securities held by the sponsor. As of the date of this report, Mr. Yun Chen no longer holds any voting or dispositive power over the Issuer's securities held by BEST SPAC I (Holdings) Corp.

## Item 1. Issuer
Name of issuer: BEST SPAC I Acquisition Corp.
Address of issuer's principal executive offices: 701, 7/Floor, United Building, 17-19 Jubilee Street, Hong Kong

## Item 2. Person Filing
Name of person filing: Yun Chen (the "Reporting Person")
Address of principal business office or, if none, residence: 701, 7/Floor, United Building, 17-19 Jubilee Street, Hong Kong
Citizenship: Yun Chen is a citizen of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Yun Chen: 0
Percent of class: Yun Chen: 0
Sole power to vote or to direct the vote: Yun Chen: 0
Shared power to vote or to direct the vote: Yun Chen: 0
Sole power to dispose or to direct the disposition: Yun Chen: 0
Shared power to dispose or to direct the disposition: Yun Chen: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yun Chen: /s/ Yun Chen, Yun Chen/Individual (09/29/2026)